Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the six months ended March 31, 2026 and 2025 are derived from our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this 6-K. Our consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated as an exempted company on January 4, 2022 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries in Hong Kong and mainland China.

We are a provider of subscription service and application development service. Most of our customers are located in mainland China, Hong Kong and Singapore. We currently generate revenues from subscription service from customers accessing our Software-as-a-Service (“SaaS”), which are approximately 22.3% and 31.8% of our total revenue for the six months ended March 31, 2026 and 2025 respectively. We also generate revenue from application development services, which are 60.9% and 68.2% of our total revenue for the six months ended March 31, 2026 and 2025, respectively. We launch a new service line, named “AI computing support service”, which is approximately 16.8% of total revenue, during the six months ended March 31, 2026. For the six months ended March 31, 2026 and 2025, our total revenues were $6.4 million and $3.7 million, respectively.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services and subscription services significantly affects our operating results.

We intend to expand the scope of our offerings to service existing customers and acquire new customers by continuous investment in sales marketing activities as well as remaining our efforts in R&D to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results. Our R&D spending could vary depending on the availability of our R&D human capital, the priority setting and the timeframes required for the R&D projects. Our ability to attract, train and retain a cost-effective pool of qualified R&D professionals, including our ability to leverage and expand our proprietary database of qualified R&D professionals and their job satisfaction, affects our financial performance.

Results of Operations

For the six months ended March 31, 2026 and 2025

The following table summarizes the results of our operations for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

				%
	2026	2025	Change	Change
REVENUES:
Application development services	$3,870,070	$2,491,822	$1,378,248	55.3%
Subscription services	1,416,045	1,162,588	253,457	21.8%
AI Computing support service	1,073,792	—	1,073,792	N/A
Total revenues	6,359,907	3,654,410	2,705,497	74.0%

COST OF REVENUES:
Application development services	3,353,672	2,028,759	1,324,913	65.3%
Subscription services	1,861,739	1,320,261	541,478	41.0%
AI Computing support service	1,142,264	—	1,142,264	N/A
Total cost of revenues	6,357,676	3,349,020	3,008,656	89.8%
GROSS PROFIT	2,231	305,390	(303,159)	(99.3)%

OPERATING EXPENSES:
Selling	441,546	468,864	(27,318)	(5.8)%
General and administrative	4,312,762	3,975,268	337,494	8.5%
Research and development	707,938	1,039,528	(331,590)	(31.9)%
Total operating expenses	5,462,246	5,483,660	(21,414)	(0.4)%
Income (loss) from operations	(5,460,015)	(5,178,270)	(281,745)	5.4%

OTHER INCOME (EXPENSES)
Interest expenses, net	(469,917)	(2,939)	(466,978)	15,889.0%
Gain on acquisition a subsidiary	—	139,724	(139,724)	(100.0)%
Gain on fair value change of derivative liability	204,794	—	204,794	N/A
Other income, net	(320,498)	(12,815)	(307,683)	2,401.0%
Total other income, net	(585,621)	123,970	(709,591)	(572.4)%

INCOME (LOSS) BEFORE INCOME TAXES	(6,045,636)	(5,054,300)	(991,336)	19.6%

Income tax provision	(84,347)	(98,657)	14,310	(14.5)%

NET INCOME (LOSS)	(5,961,289)	(4,955,643)	(1,005,646)	20.3%

Other comprehensive income (loss)	(87,249)	(15,969)	(71,280)	446.4%

COMPREHENSIVE INCOME (LOSS)	$(6,048,538)	$(4,971,612)	$(1,076,926)	21.7%
Less: Comprehensive income (loss) attributable to non-controlling interests	77,811	71,274	6,537	9.2%
Comprehensive income (loss) attributable to shareholders	$(5,970,727)	$(4,900,338)	$(1,070,389)	21.8%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from subscription services, and (3) revenue from AI computing support service.

For the six months ended March 31, 2026, our total revenue was approximately $6.4 million compared to approximately $3.7 million for the six months ended March 31, 2025. The Company’s total revenue increased by approximately $2.7 million, or 74%. The overall increase in total revenue was attributable to approximately $1.4 million increase in revenue from application development services, $1.1 million increase in revenue from AI computing support service and $0.2 million increase in revenue from subscription services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. Most of the application development contracts are completed within three months. Revenue from application development service is recognized at a point of time by customer acceptance.

For the six months ended March 31, 2026, our application development service revenue was approximately $3.9 million compared to approximately $2.5 million for the six months ended March 31, 2025, which was an increase of approximately $1.4 million or 55.3%. The increase in application development service revenue was mainly attributed to $1 million increase of revenue in our Japanese subsidiary, which was acquired by the Company on February 28, 2025.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is based on the number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Our subscription service revenue increased approximately $0.2 million, or 21.8%, from approximately $1.2 million for the six months ended March 31, 2025 to approximately $1.4 million for the six months ended March 31, 2026. This growth was primarily driven by the Company’s acquisition of new subscription customers, alongside sustained recurring revenue from our existing customer base.

Revenue from AI computing support services

Revenue from AI computing power support services consists of usage fees paid by customers for access to the Company’s AI computing power during the service period. The Company bills customers based on the volume of computing power occupied and duration of occupancy. Since customers do not obtain ownership of the computing power, and can only enjoy the rights and interests associated with the AI computing power upon gaining access to it, such service arrangements are classified as service contracts. Accordingly, AI computing power support service contracts typically contain a single performance obligation, with fixed pricing and payment terms, and no variable consideration is involved. Revenue from AI computing power support services is recognized over the contract term on either a straight-line basis or based on actual usage, in accordance with the pattern in which customers receive and consume the benefits of such services.

The Company launched the AI computing support service in late 2025 and generated approximately $1.1 million revenue during the six months ended March 31, 2026, and plans to expand this business going forward.

Cost of Revenues

Our cost of revenues mainly consists of compensation for our professionals, material and outsourcing costs (including amortization of prepaid long-term expenses). For the six months ended March 31, 2026, our total cost was approximately $6.4 million compared to approximately $3.3 million for the six months ended March 31, 2025. The Company’s total cost increased by approximately $3.0 million, or 89.8%. The overall increase in total cost of revenues was mainly attributable to approximately $1.3 million increase in cost of providing application development services, $0.5 million increase in cost of providing subscription services, and $1.1 million increase in cost of providing AI computing support service.

Our cost of application development services was approximately $3.4 million for the six months ended March 31, 2026, compared to $2.0 million for the six months ended March 31, 2025, an increase of approximately $1.3 million or 65.3%. The increase in cost of application development service was generally resulted from $1.4 million increase of revenue of application services.

Our cost of subscription services was approximately $1.8 million for the six months ended March 31, 2026, an increase of approximately $0.5 million or 41.0%, from approximately $1.3 million for the six months ended March 31, 2025. The increase in cost of subscription service was mainly due to increased outsourcing costs and professionals.The increase in cost of subscription services was mainly due to increased outsourced technical development costs and outsourced technical manpower costs. Such outsourcing costs were incurred to support customer subscriptions and related technical service requirements. The costs are not fixed and may fluctuate depending on the number, scope and technical requirements of customer subscriptions.

The cost of our AI computing support services primarily consists of rental fees for AI computing resources, including facility rental fees and related power costs.  Our cost of AI computing support services was approximately $1.1 million for the six months ended March 31, 2026, an increase of approximately $1.1 million from nil for the six months ended March 31, 2025. The Company launched the AI computing support service line in the second half of fiscal 2025.

Gross profit

	2026		2025
	Gross	Profit	Gross	Profit		% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$516,398	13.3%	$463,063	18.6%	$53,335	11.5%
Subscription service	(445,694)	(31.5)%	(157,673)	(13.6)%	(288,021)	182.7%
AI Computing support service	(68,472)	(6.4)	—	—	(68,472)	N/A
Total gross profit	$2,231	0.0%	$305,390	8.4%	$(303,159)	(99.3)%

Our gross profit decreased by approximately $0.3 million or 99.3% from approximately $0.3 million for the six months ended March 31, 2025 to approximately $0.00 million for the six months ended March 31, 2026. Profit margin as a percent of overall revenue for the six months ended March 31, 2026 and 2025 was approximately 0.0% and 8.4%, respectively.

Gross profit for application development services increased by approximately $0.1 million or 11.5% from approximately $0.4 million for the six months ended March 31, 2025 to approximately $0.5 million for the six months ended March 31, 2026. Profit margin for the six months ended March 31, 2026 and 2025 was approximately 13.3% and 18.6%, respectively. The margin decrease was mainly due to lower selling prices adopted by the Company to attract more customers.

Gross loss from subscription services increased by approximately $0.3 million, or 182.7%, growing from $0.1 million for the six months ended 31 March 2025 to $0.4 million for the six months ended 31 March 2026. The gross loss margin stood at 31.5% for the six months ended 31 March 2026, versus 13.6% recorded in the corresponding period of 2025. The deterioration in margin was primarily attributable to the Company’s decision to maintain competitive pricing for customers amid rising operating costs.

Gross loss for AI computing services was $0.1 million for the six months ended March 31, 2026. The resulting 6.4% gross loss margin primarily stemmed from the Company’s adoption of a penetration pricing strategy to launch this new business line.

Operating Expenses

The following table summarizes the operating expenses for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	2026	2025	Change	% Change
OPERATING EXPENSES:
Selling	$441,546	$468,864	$(27,318)	(5.8)%
General and administrative	4,312,762	3,975,268	337,494	8.5%
Research and development	707,938	1,039,528	(331,590)	(31.9)%
Total operating expenses	$5,462,246	$5,483,660	$(21,414)	(0.4)%

Our operating expenses consist of selling, general and administrative (“G&A”) and R&D expenses. Operating expenses decreased by approximately $0.02 million, or 0.4%, from approximately $5.48 million for the six months ended March 31, 2025 to approximately $5.46 million for the six months ended March 31, 2026. The decrease in our operating expenses was primarily due to approximately decrease in R&D expenses of $0.33 million and decrease in selling expense of $0.03 million, offset by $0.34 million increase in G&A expenses.

Selling expenses primarily consisted of salary and compensation expenses for our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.03 million or 5.8% from approximately $0.47 million for the six months ended March 31, 2025 to approximately $0.44 million for the six months ended March 31, 2026. The slight decrease in selling expenses is mainly due to decrease of marketing expenses.

G&A expenses primarily consisted of salary and compensation expenses for our accounting, human resources and executive office personnel, and included rental, depreciation and amortization, impairment charges, office overhead, professional service fees and travel and transportation costs. G&A expenses increased by approximately $0.34 million or 8.5% from approximately $4.0 million for the six months ended March 31, 2025 to approximately $4.3 million for the six months ended March 31, 2026, due to the reason the Company incurred certain costs in strategy consulting and business consulting after the Company’s IPO.

R&D expenses primarily consisted of compensation and benefit expenses for our R&D personnel as well as office overhead and other expenses for our R&D activities. R&D expenses decreased by approximately $0.33 million or 31.9% from approximately $1.04 million for the six months ended March 31, 2025 to approximately $0.71 million for the six months ended March 31, 2026. The decrease was mainly due to the reason that the Company incurred more R&D expense for AI training during the six months ended March 31, 2025, compared to that in the six months ended March 31, 2026.

Other Income (Expense)

Other income (expense) mainly comprises net interest income (expense) and net other income. We recorded a net other expense of $0.6 million for the six months ended March 31, 2026, representing a $0.7 million decrease from the net other income of $0.1 million recognized in the prior-year six-month period ended March 31, 2025. This decline was primarily attributable to four factors: (i) a $0.5 million increase in interest expense in the six months ended March 31, 2026, arising from the convertible debt issued in late 2025; (ii) $0.3 million of additional other expenses incurred in the current period, relating to penalties for the late filing of convertible debt documents; (iii) a $0.1 million one-time gain recognized in the six months ended March 31, 2025, in connection with a subsidiary acquisition. The prior-year gain resulted from the excess of the fair value of the acquired subsidiary (net of the fair value of non-controlling interests) over the total acquisition consideration transferred; and offset by (iv) $0.2 million gain on fair value change on derivative liability recognized in the six months ended March 31, 2026.

Income tax benefit

Income tax benefit was $84,347 and $98,657 for the six months ended March 31, 2026 and 2025, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 to December 31, 2027, small, low profit enterprises are subject to the preferential income tax rate of 5%. As most of our subsidiaries in PRC were in loss stage, they are subject to preferential income tax rate of 5%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income (loss)

As a result of the foregoing, our net loss increased by approximately $1.0 million, or 20.3%, from approximately $5.0 million net loss for the six months ended March 31, 2025 to approximately $6.0 million net loss for the six months ended March 31, 2026. The increase of net loss is mainly attributed to approximately $0.7 million decrease in other income (expenses) and $0.3 million decrease of gross profit.

Other comprehensive income (loss)

Foreign currency translation adjustments were $(87,250) and $(15,969) for the six months ended March 31, 2026 and 2025, respectively. The foreign currency translation adjustments are mainly due to the currency exchange rate fluctuation of RMB to USD. The balance sheet amounts with the exception of equity as of March 31, 2026 were translated at RMB6.8980 to USD1.00 compared to RMB7.1190 to USD1.00 as of September 30, 2025. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended March 31, 2026 and 2025 were RMB7.0061 to USD1.00 and RMB7.2308 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

A substantial portion of our operations are conducted in the PRC and significant portion of our revenue and cash are denominated in RMB. RMB is subject to the exchange control regulation in mainland China, and, as a result, we may have difficulty distributing any dividends outside of mainland China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of March 31, 2026 and 2025, cash of $235,512 and $185,955, respectively, was held at major financial institutions in PRC.

The Cayman Islands holding company is a holding company with no material operations. We conduct our operations primarily through our subsidiary in the PRC. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of the PRC is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

As of March 31, 2026, the Company had working capital of approximately $(0.8 million). As of September 30, 2025, the Company had working capital of approximately $2.0 million. The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of March 31, 2026, the Company had cash and restricted cash of approximately $1.7 million. The Company’s current liability includes $2.0 million related to a convertible debt, which is going to convert into equity of the Company soon. If exclusive of this current liability, the working capital of the Company becomes $1.2 million positive. As a result, the Company believes that its cash on hand, operating cash flows and future financing cash inflow will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the six months ended March 31, 2026 and 2025

	2026	2025
Net cash (used in) operating activities	$(2,528,346)	$(7,020,541)
Net cash provided by investing activities	(250,000)	18,050
Net cash provided by financing activities	2,712,863	8,910,310
Effect of exchange rate change on cash	2,947	$(13,578)
Net increase (decrease) in cash and restricted cash	$(62,536)	$1,894,241

Operating Activities

Net cash used in operating activities was approximately $2.5 million for the six months ended March 31, 2026. Net cash used in operating activities for the six months ended March 31, 2026 consisted of approximately $6.0 million of net loss, increase of approximately $1.1 million in accounts receivable, approximately $2.8 million net increase of long-term prepaid expenses, and approximately $0.4 million increase in prepayment, and $0.1 million decrease in operating lease liability, offset by adjustment of $4.2 million non-cash items, a decrease of inventory of approximately $0.3 million, decrease of advance to vendors of $0.2 million, an increase of approximately $1.7 million in advance from customers, $0.4 million increase in accounts payable and $1.0 million increase in accrued expenses and other liabilities.

Net cash used in operating activities was approximately $7.0 million for the six months ended March 31, 2025. Net cash used in operating activities for the six months ended March 31, 2025 consisted of approximately $5.0 million of net loss, decrease of approximately $1.0 million in accounts payable, approximately $1.1 million net increase in ROU assets, approximately $0.8 million net increase of long-term prepaid expenses and prepayments and others assets in total, and approximately $0.7 million increase in inventory and advance to vendors in total, and $0.1 million gain on acquisition of a subsidiary, offset by adjustment of $0.2 million non-cash items, a decrease of accounts receivable of approximately $0.4 million, an increase of approximately $1.2 million in advance from customers.

Investing Activities

Net cash used in investing activities was $0.25 million for the six months ended March 31, 2026. Net cash used by investing activities for the six months ended March 31, 2026 represent approximately $0.25 million cash paid for acquisition of intangible asset.

Net cash provided by investing activities was $0.02 million for the six months ended March 31, 2025. Net cash provided by investing activities for the six months ended March 31, 2025 mainly consisted of approximately $0.03 million increase from acquisition of a subsidiary, offset by $0.01 million cash paid for acquisition of this subsidiary.

Financing Activities

Net cash provided by financing activities was $2.7 million for the six months ended March 31, 2026, mainly consisted of gross proceeds from private placement of $3.2 million, offset by payment for issuance costs in connection with the private placement of approximately $0.5 million.

Net cash provided by financing activities was $9.0 million for the six months ended March 31, 2025, mainly consisted of gross proceeds from IPO of $10.3 million, and proceeds from bank loans of $0.4 million, offset by payment for issuance costs in connection with the IPO of approximately $1.7 million.

Capital Expenditures

Other than the $0.25 million acquisition of intangible asset as mentioned in investing activities, the Company did not make significant capital expenditures for the six months ended March 31, 2026 and 2025. The Company will make capital expenditures to meet the expected growth of its business when necessary.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2026:

	Payments Due by Period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
Operating lease arrangements	$783,796	$170,350	$460,010	$153,436	$—
Long-term bank loan	434,909	—	434,909	—	—
Total	$1,218,705	$170,350	$894,919	$153,436	$—

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended March 31, 2026 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Important shares consolidation event

On June 19, 2026, the Board approved a 50-for-1 reverse stock split of the Company’s Class A and Class B ordinary shares, with all fractional shares arising from the split rounded up to whole shares. The reverse stock split became effective for Nasdaq trading under the Company’s existing “NTCL” symbol upon market open on July 6, 2026, with a new CUSIP number of G6427C116. Concurrently, the par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the Reverse Stock Split to US$0.0125 per share, and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Stock Split to 760,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares.

Critical Accounting Estimates

We prepare our CFS in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our CFS are described below, which should be read in conjunction with our CFS and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

●	our selection of critical accounting policies;
●	the judgments and other uncertainties affecting the application of such policies;
●	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2-Summary of Significant Accounting Policies to our CFS for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for doubtful accounts for accounts receivable and (ii) valuation allowance of deferred tax assets.

Allowance for credit losses against accounts receivable

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Provision for expected credit losses is included in G&A expenses in the CFS. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable was $1,792,820 and $1,288,578 as of March 31, 2026 and September 30, 2025, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of March 31, 2026 and September 30, 2025. However, since the deferred tax assets arising from operating loss has a limited window of use, to be conservative, management decided to record a partial valuation allowance. Valuation allowance was $324,921 and $264,068 as of March 31, 2026 and September 30, 2025, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our CFS.